ANNUAL REPORT 2003 p.17

Management’s Discussion and Analysis

INTRODUCTION

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2003, the book value of Brookfield’s assets was $8.1 billion, 90% of which was invested in premier office properties. The company generated $460 million of funds from operations and gains or $2.78 per share in 2003.

The following discussion and analysis is intended to provide readers with an assessment of our performance over the past three years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which are included on page 37 of this report. Much of the discussion of operating performance is based on funds from operations for reasons discussed on page 30. The company also provides a full reconciliation to net income and an assessment of our performance on the same basis. Additional information, including the company’s Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results, both including and excluding Brookfield Homes Corporation (“Brookfield Homes”), are as follows:

(Millions, except per share amounts)	2003	2002	2001	2000	1999
Continuing operations(1)
Funds from continuing operations
Prior to lease termination income and gains	$361	$322	$286	$250	$195
Including lease termination income and gains	460	374	334	268	213
Funds from operations per share — diluted
Prior to lease termination income and gains	$2.15	$1.87	$1.63	$1.45	$1.12
Including lease termination income and gains	2.78	2.18	1.92	1.56	1.23
Net income
Prior to lease termination income and gains	$209	$194	$166	$128	$113
Including lease termination income and gains	279	236	202	140	125
Earnings per share — diluted	1.63	1.34	1.12	0.76	0.67
Dividends per share(2)	0.50	0.40	0.33	0.25	0.21
Balance sheet data
Commercial property assets	$6,297	$5,661	$5,802	$6,368	$5,930
Total assets	8,097	7,450	7,419	8,123	7,535
Capital base	2,997	2,433	2,353	2,390	2,293

Consolidated(3)
Funds from operations and gains		$447	$399	$318	$259
Funds from operations per share — diluted		2.63	2.32	1.88	1.52
Earnings per share — diluted		1.61	1.36	0.95	0.85
Total assets		$8,329	$8,291	$8,885	$8,291

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes

(2)	Excludes the distribution of Brookfield Homes

(3)	Includes the assets, liabilities and results of operations of Brookfield Homes

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record, and the transaction was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation.

COMMERCIAL PROPERTIES

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 48 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 35 million square feet.

p.18 BROOKFIELD PROPERTIES

OTHER OPERATIONS

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 140 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, the company owns a land development and housing operation.

ASSET PROFILE

Assets totaled $8.1 billion at December 31, 2003. The book value of assets increased during the year with the acquisition of 1625 Eye Street, N.W. in Washington, D.C., the completion of construction of the 300 Madison Avenue development in Midtown Manhattan, and the impact of the higher Canadian dollar on Canadian assets, which in total more than offset the sale of a 49% interest in 245 Park Avenue in New York. The book value of the company’s assets, segmented by areas of operation, are as follows:

		Pro Forma
Book Value (Millions)	2003	2002*	2002	2003	2002
Operating assets
Commercial properties	$6,297	$5,661	$5,661	90%	86%
Development properties	684	944	944	10%	14%

	6,981	6,605	6,605	100%	100%
Other assets
Receivables and other	717	769	769
Cash and marketable securities	399	76	76
Assets of Brookfield Homes	—	—	879

	$8,097	$7,450	$8,329

*	Excludes Brookfield Homes which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Boston, Toronto and Calgary comprising 85% of the portfolio on a net asset value basis, as follows:

		Brookfield	2003	2002
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)
New York, New York	11,262	9,549	$3,531	$3,295
Boston, Massachusetts	2,163	1,103	333	332
Toronto, Ontario	6,884	4,850	928	778
Calgary, Alberta	7,454	3,391	450	380
Denver, Colorado	3,017	2,811	372	354
Minneapolis, Minnesota	3,008	3,008	400	393
Other	1,851	1,851	283	129

Total*	35,639	26,563	$6,297	$5,661

*	Excludes developments

The consolidated carrying value of Brookfield’s interest in 35.6 million square feet of rentable area is approximately $235 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties average 1.4 million square feet in size.

In December 2003, the company completed the purchase of 1625 Eye Street, N.W. in Washington, D.C for $157.5 million. Located two blocks from the White House, construction of this 386,000 square-foot, 12-story office building with a five-level underground parking garage was completed in April 2003. At year-end, upon its completion, the 300 Madison Avenue development with a book value of $558 million was reclassified from development property to income-producing commercial property.

ANNUAL REPORT 2003 p .19

     During 2003, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $467 million and $221 million of net capital. The following table details the assets sold during 2003 and proceeds from these sales:

(Millions)		Percentage	Gross	Net Proceeds to
Assets	Sale Date	Sold	Proceeds	Brookfield*
245 Park Avenue	October 2003	49%	$438	$195
Other non-core properties	Various	100%	29	26

			$467	$221

*	Net of non-recourse commercial property debt

The disposition of partial interests reflects Brookfield’s strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors seeking consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, share repurchases or repayment of debt.

RESULTS OF OPERATIONS

Total commercial property operations contributed $697 million of net operating income and gains in 2003, a 6% increase over 2002 net operating income of $660 million. The increase is due to internal growth generated by contractual increases embedded in long-term leases, the impact of the lease-up of vacant space and the gain realized on the sale of a 49% interest in 245 Park Avenue, offset partially by the reduction in net operating income forgone on the sale of the company’s partial interests and non-core properties.

Net operating income contributed by the same commercial properties totaled $571 million in 2003, an increase of 3.5% over $552 million in 2002 and an increase of 8.8% over $525 million in 2001. Total net operating income during 2003 included $26 million contributed by properties, or partial interests, disposed of during 2003. These sold properties and partial interests, as well as dispositions in 2002 and 2001, contributed net operating income of $48 million in 2002 and $92 million in 2001.

Year ended December 31 (Millions)	2003	2002	2001
Operating income from current properties	$571	$552	$525
Operating income from properties sold	26	48	92

Net operating income prior to lease termination income and gains	$597	$600	$617

COMPONENTS OF NET OPERATING INCOME

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, and acquisitions, net of dispositions. The growth in net operating income over the past three years is as follows:

Year ended December 31 (Millions)	2003	2002	2001
Net operating income prior to lease termination income and gains, prior year	$600	$617	$592
(a) Contractual increases on in-place leases	16	17	13
(b) Rental increases achieved on in-place rents when re-leased	10	8	17
(c) Lease-up of vacancies	3	5	15
(d) Acquisitions, net of dispositions	(32)	(47)	(20)

	597	600	617
(e) Lease termination income and gains	100	60	55

Net operating income, end of year	$697	$660	$672

The components of total net operating income including gains are as follows:

Year ended December 31 (Millions)	2003	2002	2001
Rental revenue	$976	$943	$1,007
Property operating costs	379	343	390

Net operating income prior to lease termination income and gains	597	600	617
Lease termination income and gains	100	60	55

Net operating income	$697	$660	$672

p.20 BROOKFIELD PROPERTIES

(a)	Contractual increases on in-place leases

During 2003, net operating income increased $16 million due to contractual increases, compared with $17 million in 2002 and $13 million in 2001. Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk in realizing these increases. It is the company’s policy to record revenues in accordance with the actual payments received under the terms of its leases, which typically increase over time due to the contractual increases in rental payments over the term of the lease. However, accounting standards and industry practices are expected to mandate straight-line rent recognition for 2004 which would have the impact of realizing those contractual steps on a straight-line basis over the term of the lease. For further discussion of future accounting policy changes, refer to Note 1 on page 43.

(b)	Rental increases achieved on in-place rents when re-leased

During 2003, higher rental rates on the re-leasing of space in the portfolio contributed $10 million of increased net operating income over 2002. At December 31, 2003, average in-place net rents throughout the portfolio increased to $22 per square foot compared with $21 per square foot at December 31, 2002 and 2001. Despite challenging leasing environments in Brookfield’s major markets, the company was able to marginally increase its in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 and 2003 at equivalent rental rates. The 2003 average market rents declined by $1 per square foot as the combined pressure from sublease space and decreased tenant demand continued, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, relatively flat rental rates will not have a substantial immediate impact on net operating income in the short term. The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

			Avg. In-place
			Net Rent	Avg. Market
	Gross	Average	Dec.	Net Rent
	Leasable Area	Lease Term	31, 2003	Dec. 31, 2003
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	2,834	18	$40	$50
Downtown	8,428	10	32	25
Boston, Massachusetts	2,163	6	30	35
Toronto, Ontario	6,884	7	18	21
Calgary, Alberta	7,454	9	11	15
Denver, Colorado	3,017	4	14	16
Minneapolis, Minnesota	3,008	8	9	13
Other	1,851	10	8	18

Total*	35,639	10	$22	$24

*	Excludes developments

(c)	Lease-up of vacancies

A total of approximately 6.5 million square feet of vacant space was leased in 2003 and 2002, contributing $3 million to net operating income during 2003. Contributions from vacancy lease-ups was greater in previous years due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2003 declined from 95.5% to 94.1%, primarily due to vacancy increases in Denver and Minneapolis. A summary of current and historical occupancy levels for the past three years is as follows:

	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2001
	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased
New York, New York	11,262	97.7%	10,113	97.6%	10,113	99.6%
Boston, Massachusetts	2,163	97.7%	2,163	97.4%	2,163	98.7%
Toronto, Ontario	6,884	96.1%	6,883	96.3%	6,866	96.7%
Calgary, Alberta	7,454	97.6%	7,570	97.1%	6,330	95.8%
Denver, Colorado	3,017	82.9%	3,017	90.1%	3,014	95.5%
Minneapolis, Minnesota	3,008	74.1%	3,008	84.5%	3,008	94.5%
Other	1,851	90.5%	1,515	97.1%	3,171	93.5%

Total*	35,639	94.1%	34,269	95.5%	34,665	97.3%

*	Excludes developments

ANNUAL REPORT 2003 p.21

(d)	Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The sale of properties reduced net operating income by $32 million in 2003, $47 million in 2002 and $20 million in 2001. Brookfield sold a 49% interest in 245 Park Avenue in New York based on a property valuation of $894 million for gross proceeds of $438 million and a $100 million gain. In addition, Brookfield completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in Midtown Manhattan is fully leased for 30 years to CIBC World Markets, and PricewaterhouseCoopers with a full CIBC covenant and will begin contributing to rental revenue in 2004. In 2002, Brookfield sold partial interests in two of its core properties, Exchange Tower in Toronto and Bankers Hall in Calgary.

(e)	Lease termination income and gains

Property gains during 2003 of $100 million relate to the sale of a 49% interest in 245 Park Avenue as described above. During 2002, Brookfield generated $60 million of gains on the sale of partial interests in office properties referred to above for proceeds of $293 million. There were no significant lease termination payments during either 2003 or 2002. While these events are opportunistic and difficult to predict, the dynamic tenant base, which is typical of our buildings, should enable Brookfield to generate similar opportunities in the future.

TENANT RELATIONSHIPS

An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	%of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)
Rated
Merrill Lynch	New York/Toronto	2013	4,363	12.2%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	1,983	5.6%	A+
RBC Financial Group	Five major markets	2019	976	2.7%	AA-
Petro-Canada	Calgary	2013	851	2.4%	BBB
JPMorgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.0%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Target Corporation (Dayton Hudson Corp.)	Minneapolis	2013	465	1.3%	A+
Canadian Pacific Railway Co.	Calgary	2013	447	1.3%	A-
Talisman Energy	Calgary	2015	446	1.3%	BBB+
Conoco Canada Resources	Calgary	2010	444	1.2%	A-
Goldman Sachs	New York	2012	362	1.0%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	323	0.9%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2012	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Anadarko Canada Corporation	Calgary	2011	269	0.8%	Baa1
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	A+
EnCana Corporation	Calgary	2013	229	0.6%	A-
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,949	11.1%	BBB- or higher

			19,023	53.4%
Unrated
Cleary, Gottlieb, Steen & Hamilton	New York	2011	402	1.1%	—
Goodwin Procter	Boston	2015	359	0.9%	—
Wellington Management	Boston	2011	330	0.9%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.4%	—

			20,500	57.5%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS)

p.22 BROOKFIELD PROPERTIES

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield’s leases mature annually. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston			Toronto/Calgary			Denver/Minneapolis/Other
			Net			Net			Net			Net
	000’s		Rate per	000’s		Rate per	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$.	Sq. Ft	%	Sq. Ft $	Sq. Ft.	%	Sq. Ft.$	Sq.Ft.	%	Sq. Ft.-$
Currently available	1,845	5.9%		292	2.2%		388	2.7%		1,165	14.8%
2004	1,080	3.4%	$15	227	1.7%	$30	501	3.5%	$12	352	4.5%	$9
2005	2,295	7.2%	24	615	4.6%	41	1,298	9.1%	20	382	4.9%	14
2006	1,496	4.7%	16	491	3.7%	25	539	3.8%	13	466	5.9%	11
2007	1,192	3.8%	17	111	0.8%	35	656	4.6%	15	425	5.4%	15
2008	1,903	6.0%	21	615	4.6%	32	644	4.5%	18	644	8.2%	14
2009	766	2.4%	19	89	0.7%	37	448	3.1%	20	229	2.9%	12
2010	1,904	6.0%	23	577	4.3%	42	1,115	7.8%	14	212	2.7%	20
2011 & beyond	23,158	60.6%	22	10,408	77.4%	34	8,749	60.9%	14	4,001	50.7%	11

	35,639	100.0%	$22	13,425	100.0%	$34	14,338	100.0%	$16	7,876	100.0%	$11

Weighted average market net rent			$24			$32			$18			$16

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2003 totaled $26 million, compared with the $49 million expended in 2002 and $50 million in 2001 due to fewer lease expiries or leases being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $15 per square foot. Tenant installation costs are summarized as follows:

(Millions)	2003	2002	2001
Commercial property tenant improvements
Leasing commissions	$8	$9	$15
Tenant improvements – first generation space	—	2	—
Tenant improvements – second generation space	18	38	35

Total	$26	$49	$50

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2003, consistent with 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures represent improvements to an asset, reconfiguration of space to increase rentable area or increase current rental rates, non-revenue enhancing expenditures, and those required to maintain the service life of an asset, are summarized as follows:

(Millions)	2003	2002	2001
Capital expenditures
Revenue enhancing	$9	$10	$8
Non-revenue enhancing	7	6	6

Total	$16	$16	$14

ANNUAL REPORT 2003 p.23

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business and to be sold to builders for residential resale. The total book value of this development land and infrastructure was $684 million at December 31, 2003, a reduction of $260 million from $944 million in 2002. The majority of the decrease is due to the reclassification of the company’s 300 Madison project as a commercial property in the fourth quarter of 2003 upon its substantial completion. The aggregate book value of Brookfield’s residential land under development is $335 million. The details of the development property portfolio are as follows:

	Buildable
(Millions)	Sq. Ft.	2003	2002	Change
Commercial developments and infrastructure
Three World Financial Center	1,200,000	$212	$170	$42
Bay-Adelaide Centre	1,800,000	90	72	18
Hudson’s Bay Centre	1,092,000	26	20	6
300 Madison Avenue	—	—	437	(437)
Other
Penn Station	2,500,000
BCE Place III	800,000
Republic Plaza	400,000

	3,700,000	21	21	—

	7,792,000 *	349	720	(371)
Residential development land and infrastructure
Under development		210	112	98
Held for development		125	112	13

Total		$684	$944	$(260)

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately 8 million square feet of high-quality, centrally-located development properties in New York and Toronto, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant is secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC World Markets for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion at the end of 2003. During 2003, an additional $121 million of costs were incurred in connection with the construction of the project which was funded through a loan secured by the project, thereby minimizing Brookfield’s equity investment. At December 31, 2003, the company reclassified the total cost of $558 million from development properties to commercial properties upon substantial completion of the project. Subsequent to the year-end, the company announced that PricewaterhouseCoopers is subleasing 800,000 square feet of space from CIBC World Markets, which will continue to occupy the remainder space of the building. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to Three World Financial Center in New York and the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities.

p.24 BROOKFIELD PROPERTIES

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status
New York
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		– Under redevelopment
Penn Station	West 31st Street at 9th Avenue	100%	2,500,000		– Being zoned for potentially 2.5 million square feet of office
Toronto
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,000,000		– Office tower planning
			800,000		– Sale or joint venture for residential project
BCE Place III	Third tower of current	65%	800,000		– Planning
	BCE Place project
Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		– Office and retail projects under redevelopment
Denver
Republic Plaza	Downtown Denver	100%	400,000		– Planning

			7,792,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield’s land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2003 was $335 million, compared with $224 million at the end of 2002.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $717 million at December 31, 2003, from $769 million at December 31, 2002 and $847 million at December 31, 2001 as a result of decreases in the company’s future income tax assets as tax losses are utilized to shelter taxable income, and the repayment of a subordinated note from Brookfield Homes which had a balance of $98 million at December 31, 2002. The components of receivables and other assets are as follows:

(Millions)	2003	2002	2001
Real estate mortgages and receivables	$499	$465	$506
Prepaid expenses and other assets	212	210	210
Non-core real estate assets held for sale	6	51	41
Future income tax assets	—	43	90

Total	$717	$769	$847

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines and invested in shorter term marketable securities, which provide a source of liquidity to fund investment initiatives. As at December 31, 2003, cash balances totaled $132 million and marketable securities totaled $267 million.

FOREIGN EXCHANGE FLUCTUATIONS

While approximately 25% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

ANNUAL REPORT 2003 p.25

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.1 billion is financed with a combination of debt, preferred shares and common equity as follows:

		Pro forma
(Millions)	2003	2002*	2002	2001
Commercial property debt	$4,537	$4,588	$4,588	$4,606
Accounts payable and other liabilities	563	429	429	460
Liabilities of Brookfield Homes Corporation	—	—	556	583
Shareholders’ interests
Interest of others in properties	81	84	84	113
Preferred shares – corporate and subsidiaries	1,001	579	579	585
Common shares	1,915	1,770	2,093	1,944

	$8,097	$7,450	$8,329	$8,291

*	Excludes Brookfield Homes which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4.5 billion at December 31, 2003, compared with $4.6 billion at December 31, 2002 and 2001. During 2003, the sale of participating interest and other non-core properties, as well as the impact of contractual principal amortizations reduced debt by $329 million, offset by $51 million of additional financing on remaining assets. The commercial property debt at December 31, 2003 had an average interest rate of 6.6% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortizations	Maturities	Total	Dec. 31, 2003
2004	$124	$141	$265	6.9%
2005	130	302	432	7.3%
2006	139	16	155	7.4%
2007	137	474	611	5.1%
2008	152	99	251	6.8%
2009 and thereafter	—	2,823	2,823	6.6%

	$682	$3,855	$4,537	6.6%

The only significant maturities in the next five years are the refinancing of the recourse floating-rate mortgages placed on One World Financial Center and Republic Plaza during 2003 in order to facilitate flexibility in tenant discussions on these projects and to minimize borrowing costs. It is expected that both projects will be refinanced in the future with long-term, fixed-rate debt.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million as at December 31, 2003. This facility’s floating rate has a weighted average interest rate of 2.5% and was fully drawn as at December 31, 2003.

Credit Ratings

Brookfield is currently rated by two agencies. The company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2003 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

p.26 BROOKFIELD PROPERTIES

The largest property debt, in order of maturity, are as follows:

		Interest		Brookfield
		Rate	Maturity	Proportionate Share
Commercial Property	Location	%	Date	(Millions)	Details
Republic Plaza	Denver	3.22	2005	$156	Non-recourse, floating rate
One World Financial Center	New York	3.15	2007	300	Recourse, floating rate
Canada Trust Tower	Toronto	6.55	2007	103	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	105	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	252	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	418	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	61	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	53	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	751	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	402	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	279	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	142	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	42	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	76	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.83	2027	101	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	85	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	89	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	515	Non-recourse, fixed rate
Corporate credit facility				131	Recourse, floating rate
Development debt				150	Recourse, floating rate
Other				274	Various terms

Total commercial property debt		6.56%		$4,537

During 2003, Brookfield refinanced $737 million of commercial property debt following the successful completion of value-enhancement programs. These refinancings included the following:

	Previous	Refinanced	Previous	Refinanced
Property (Millions)	Mortgage	Mortgage	Interest Rate	Interest Rate
One World Financial Center	$402	$300	7.51%	3.15%
Republic Plaza	178	140	9.00%	3.22%
Petro Canada Centre	77	105	6.66%	6.43%
Canada Trust Tower	80	103	7.07%	6.55%

	$737	$648	7.73%	4.24%

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $563 million, compared with $429 million in 2002. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $269 million in 2003, compared with $183 million in 2002.

Shareholder advances, included in these balances, bear interest at floating rates and can be drawn under a five-year termable revolving facility. This facility is convertible at either party’s option into fixed-rate financing at 9.75% repayable in 2015.

Total debt attributable to the land development business at December 31, 2003 was $150 million, compared with $85 million in 2002. This financing carried an average interest rate of 4.4% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

ANNUAL REPORT 2003 p.27

A breakdown of accounts payable and other liabilities are as follows:

(Millions)	2003	2002	2001
Accounts payable	$276	$246	$219
Advances
Revolving five-year term facilities	119	98	115
Other	150	85	126
Future income tax liabilities	18	—	—

Total	$563	$429	$460

INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington assets. The following table details the components of interests of other shareholders:

(Millions)	2003	2002	2001
BPO Properties	$72	$64	$52
Brookfield Financial Properties	9	20	61

Total	$81	$84	$113

During 2003, Brookfield Financial Properties completed a redemption of certain of its outstanding Partnership Units for cash consideration of $10 million. In 2002, redemptions totaled $56 million. And as a result, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 99.4% of the outstanding Partnership Units of Brookfield Financial Properties.

Also during 2003, the company acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased Brookfield’s equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares. The preferred shares are retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of Brookfield and 94,893 common shares of Brookfield Homes Corporation, subject to certain adjustments.

PREFERRED SHARES – CORPORATE AND SUBSIDIARIES

The company has $1.0 billion of preferred equity outstanding as at December 31, 2003 – $586 million issued by Brookfield and $415 million issued by its consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares issued by the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interest expense. The details of these interests are as follows:

(Millions)	2003	2002	2001
Preferred shares issued by subsidiaries
BPO Properties	$294	$241	$240
100% owned subsidiaries	121	100	99

	415	341	339
Preferred shares issued by Brookfield	586	238	246

Total	$1,001	$579	$585

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

p.28 BROOKFIELD PROPERTIES

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	2003	2002	2001
Class A redeemable voting	6,312,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series A	—	9.00%	—	—	50
Class AAA Series B	—	9.00%	—	—	50
Class AAA Series C and D	—	8.00%	—	67	101
Class AAA Series F	8,000,000	6.00%	126	126	—
Class AAA Series G	4,400,000	5.25%	110	—	—
Class AAA Series H	8,000,000	5.75%	151	—	—
Class AAA Series I	8,000,000	5.20%	154	—	—

Total			$586	$238	$246

COMMON SHARES

The company has 156.2 million issued and outstanding common shares. On a fully diluted basis, the company has 159.6 million common shares outstanding, calculated as follows:

	2003	2002	2001
Common shares outstanding	156,246,701	160,364,416	161,678,406
Unexercised options and warrants	3,306,240	3,568,791	3,404,886

Common shares outstanding – fully diluted	159,552,941	163,933,207	165,083,292

Common shares repurchased	5,006,700	1,385,900	2,402,700

The fully diluted book value per common share at December 31, 2003 was $12.31 per share compared with $13.07 at December 31, 2002 and $12.02 at December 31, 2001. The decrease in 2003 was due to the Brookfield Homes distribution. The book value of Brookfield’s common equity was $1.9 billion at December 31, 2003, compared with a market equity capitalization of $5.5 billion, calculated as total common shares outstanding multiplied by $28.70, the closing price per common share on the New York Stock Exchange on December 31, 2003, plus preferred shares outstanding.

In September 2003, Brookfield renewed its normal course issuer bid which permits the company to acquire up to 5% of the common shares of Brookfield. During 2003, 5,006,700 of the common shares were acquired at an average price of $21.10. Between January 1, 2004 and February 5, 2004, Brookfield acquired a further 160,100 shares at an average price of $28.19 per share.

During 2002, 57,997 common shares were issued on the exercise of warrants. During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in a reduction of the exercise price of all outstanding stock options by $1.00 effective February 4, 2003. In addition, the exercise price of the outstanding warrants was adjusted downward by C$1.56 in accordance with their terms.

DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of Brookfield Homes, the company’s U.S. residential home building business. Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allowed Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by remaining as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common

ANNUAL REPORT 2003 p.29

share ownership of Brookfield Homes; however, it did retain a $98 million subordinated note receivable that was set to mature on December 31, 2005, which bore interest at 10%. This note was subsequently repaid in 2003.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002. Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes was as follows:

(Millions)	2002	2001
Assets
Residential housing inventory	$734	$749
Development properties	40	18
Receivables and other	105	105

	$879	$872

Liabilities
Residential construction financing	$345	$318
Accounts payable and other liabilities	113	50
Subordinated debt	98	215
Common shares	323	289

	$879	$872

Contributions to income from discontinued operations was comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income in 2002, an increase of 13% over 2001.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as income from commercial properties prior to non-cash taxes and depreciation, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

During 2003, Brookfield generated in excess of $1 billion in additional capital through the sale of participating interests in select properties and non-core assets, corporate and property-specific financing initiatives including the issuance of $415 million in preferred share capital and the addition of $50 million to the corporate credit facility. In the short term, cash generated from these initiatives was utilized to fund acquisitions, repay corporate debt, redeem higher rate preferred shares and repurchase common shares.

Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

As at December 31, 2003, Brookfield had approximately $562 million (2002 – $283 million, 2001 – $382 million) of unsecured indebtedness outstanding to related parties, comprised of $443 million (2002 – $185 million, 2001 – $267 million) outstanding to Brascan Financial and its subsidiaries, and $119 million (2002 – $98 million, 2001 – $115 million) outstanding to Brascan Corporation (“Brascan”) and its affiliates, other than Brascan Financial and its subsidiaries.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

p.30 BROOKFIELD PROPERTIES

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.3%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise Brookfield’s portfolio.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

Brookfield conducts its operations through entities that are fully or proportionately consolidated in our financial statements other than equity-accounted investments. Equity-accounted investments include our 40% investment in Brookfield LePage Facilities Management.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the notes to the financial statements.

UTILIZATION OF CASH RESOURCES

The following table illustrates the utilization of free cashflow generated by our operations and financing initiatives as well as the reallocation of capital and the repurchase of common equity and other shareholder interests:

(Millions)	2003	2002	2001	Total
Cashflow from operations	$334	$250	$318	$902

Financing
Borrowings, net of repayments	7	(134)	(239)	(366)
Net issuance (repurchase) of preferred shares	334	(3)	—	331
Net repurchase of common shares	(98)	(25)	(77)	(200)
Shareholder distributions	(114)	(113)	(60)	(287)

	129	(275)	(376)	(522)

Investing
Marketable securities	(267)	—	—	(267)
Dispositions of real estate, net	50	114	137	301
Development and redevelopment	(174)	(206)	(101)	(481)
Capital expenditures	(16)	(16)	(14)	(46)

	(407)	(108)	22	(493)

Discontinued operations	—	14	30	44

Increase (decrease) in cash	$56	$(119)	$(6)	$(69)

FUNDS FROM OPERATIONS

Funds from operations (FFO) is defined as net income, prior to non-cash items and depreciation and amortization of capital assets. While Brookfield believes that funds from operations is the most relevant measure to analyze real estate based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. The company computes funds from operations in accordance with the definitions provided by the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States and the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. Funds from operations does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Funds from operations as defined by NAREIT and CIPPREC include the contribution from discontinued operations. However, for purposes of comparability and consistency with current and future financial statement presentations, the following discussion excludes amounts related to Brookfield Homes, which has been presented as a discontinued operation in the company’s consolidated financial results.

Brookfield’s strong tenant base, pro-active leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from continuing operations and gains of 23% to $460 million in 2003, compared with $374 million in 2002. Excluding lease termination income and gains, funds from continuing operations increased 15% to $2.15 per share, compared with $1.87 in 2002. Net income from continuing operations increased by 13% to $267 million or $1.56 per share on a diluted basis.

ANNUAL REPORT 2003 p.31

A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2003	2002	2001
Total revenue and gains	$1,363	$1,372	$1,428

Net operating income
Commercial property operations	$697	$660	$672
Development and residential operations	31	22	20
Interest and other income	62	48	42

	790	730	734
Unallocated costs	330	356	400

Funds from continuing operations and gains	460	374	334

Depreciation and amortization	79	80	76
Taxes and other non-cash items	102	58	56

Net income before discontinued operations	279	236	202

Net income from discontinued operations	—	44	39

Net income	$279	$280	$241

Funds from operations per share – diluted
Continuing operations – prior to lease termination income and gains	$2.15	$1.87	$1.63
Lease termination income and gains	0.63	0.31	0.29
Discontinued operations	—	0.45	0.40

	$2.78	$2.63	$2.32

Net income per share – diluted
Continuing operations – prior to lease termination income and gains	$1.19	$1.09	$0.90
Lease termination income and gains	0.44	0.25	0.22
Discontinued operations	—	0.27	0.24

	$1.63	$1.61	$1.36

After providing for preferred share dividends, Brookfield’s FFO per diluted share, prior to and including income from lease terminations and gains, is as follows:

	2003		2002		2001
		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains
Funds from continuing operations	$460	$361	$374	$322	$334	$286
Preferred share dividends	(20)	(20)	(19)	(19)	(19)	(19)

	$440	$341	$355	$303	$315	$267

Weighted average shares outstanding	158.6	158.6	162.3	162.3	163.5	163.5
FFO per share	$2.78	$2.15	$2.18	$1.87	$1.92	$1.63

Property gains during 2003 related to the sale of a 49% interest in 245 Park Avenue totaled $100 million, or $0.63 per share. The 2002 gains related to the sale of 50% interests in Exchange Tower in Toronto and Bankers Hall in Calgary, totaling $60 million or $0.31 per share. The 2001 gains and lease termination income totaled $55 million or $0.29 per share, of which $54 million related to the sale of 50% in Fifth Avenue Place in Calgary and 49% interest in 53 and 75 State Street in Boston, and $1 million in lease termination income.

p.32 BROOKFIELD PROPERTIES

NET INCOME

Brookfield’s net income per share from continuing operations increased 22% in 2003, to $1.63 per diluted share including gains and 9% to $1.19 per diluted share excluding gains, calculated as follows:

	2003		2002		2001
		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains
Net income from continuing operations	$279	$209	$236	$194	$202	$166
Preferred share dividends	(20)	(20)	(19)	(19)	(19)	(19)

Net income for common shares	$259	$189	$217	$175	$183	$147

Weighted average shares outstanding	158.6	158.6	162.3	162.3	163.5	163.5
Net income per share – diluted	$1.63	$1.19	$1.34	$1.09	$1.12	$0.90

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes was eliminated, net income from continuing operations would increase to $2.27 per share on a diluted basis in 2003, $1.70 per share on a diluted basis in 2002 and $1.46 per share on a diluted basis in 2001.

COMMERCIAL PROPERTY OPERATIONS

During 2003, commercial property operations contributed $697 million of operating income, compared with $660 million in 2002 and $672 million in 2001. The components of the contribution from the commercial property operations are as follows:

(Millions)	2003	2002	2001
Commercial property operations
Operating income from current properties	$571	$552	$525
Operating income from properties sold	26	48	92
Lease termination income and gains	100	60	55

Total commercial property operations	$697	$660	$672

The financial results for the company’s commercial property operations are discussed in greater detail on page 19 of this report.

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Earnings from Brookfield’s development operations are derived solely from the residential land development operations. Brookfield’s residential land development operations are focused on four markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; and Denver, Colorado. Development income increased to $31 million in 2003, compared with $22 million in 2002, as low interest rates continued to make home ownership very affordable, therefore increasing demand. Lot and home sales for 2003, including lots sold to third-party homebuilders, totaled 2,957, compared with 3,060 in 2002 and 2,278 in 2001. With continued low interest rates and strong demand, contributions from these operations could meet or exceed 2003’s results in 2004.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $62 million in 2003 compared with $48 million in 2002 due to gains realized on the sale of non-core assets and higher loan balances as a result of the impact of vendor financing on the sale of selected properties.

ANNUAL REPORT 2003 p.33

UNALLOCATED COSTS

Unallocated costs were $330 million for the year ended December 31, 2003, compared with $356 million in 2002. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests, as follows:

Interest expense

Interest expense declined 7% to $265 million in 2003, compared with $284 million in 2002. This decrease is largely a result of the reduction of debt through amortization and the sale of participating interests in the core commercial property portfolio, offset partially by the placement of higher levels of investment-grade debt on properties and property development and acquisitions.

Administrative and development expenses

Administrative costs for 2003 increased to $44 million from $42 million in 2002. The company will be working to reduce its administrative costs in 2004.

Other shareholders’ interests – expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2003	2002	2001
BPO Properties	Redeemable preferred shares*	$9	$7	$11
BPO Properties	Common shares	1	—	—
100%-owned subsidiaries	Redeemable preferred shares*	4	4	5

Dividends – preferred shares of subsidiaries		14	11	16

BPO Properties	Participating interests	5	12	7
Brookfield Financial Properties	Participating interests	2	7	5

Other shareholders’ interests in subsidiary earnings		7	19	12

Total		$21	$30	$28

* Non-participating

Dividends paid on preferred shares increased to $14 million in 2003 from $11 million in 2002 due to the strengthening of the Canadian dollar compared to the US dollar, as well as dividends paid on the common shares of BPO Properties, which commenced in September 2003.

Other shareholders’ interests decreased to $7 million in 2003 from $19 million in 2002 which included gains realized on sales of participating interests in assets held by BPO Properties, specifically Exchange Tower in Toronto and Bankers Hall in Calgary. Other shareholders’ interests attributable to Brookfield Financial Properties declined over 2002 levels due to an increase in ownership interest by Brookfield during 2003 to 99.4%.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 72% of the company’s net operating income or 68% of the company’s funds from operations are derived from the U.S. The company’s residential land development operations are focused on four markets: Calgary, Edmonton and Toronto in Canada and Denver in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 on page 58 of the consolidated financial statements.

p.34 BROOKFIELD PROPERTIES

QUARTERLY RESULTS

The 2003 results by quarter are as follows:

(Millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Total revenue and gains	$295	$301	$320	$447	$1,363

Net operating income
Commercial property operations
Operating income from current properties	$142	$143	$142	$144	$571
Operating income from properties sold	8	9	9	—	26
Lease termination income and gains	—	—	—	100	100

Total commercial property operations	150	152	151	244	697

Development and residential income	7	7	7	10	31
Interest and other	15	14	16	17	62

	172	173	174	271	790

Expenses
Interest	70	67	66	62	265
Administrative and development	11	11	11	11	44
Interests of others in properties	5	5	6	5	21

Income before non-cash items	86	90	91	193	460

Depreciation and amortization	18	20	20	21	79
Taxes and other non-cash items	18	17	21	46	102

Net income	$50	$53	$50	$126	$279

Funds from operations per share – diluted
Prior to lease termination income and gains	$0.51	$0.53	$0.55	$0.56	$2.15
Lease termination income and gains	—	—	—	0.63	0.63

	$0.51	$0.53	$0.55	$1.19	$2.78

Net income per share – diluted
Prior to lease termination income and gains	$0.29	$0.30	$0.29	$0.31	$1.19
Lease termination income and gains	—	—	—	0.44	0.44

	$0.29	$0.30	$0.29	$0.75	$1.63

Operating income from current properties in the fourth quarter of 2003 remained consistent with previous quarters. The gain realized in the fourth quarter of 2003 relates to the sale of a 49% interest in 245 Park Avenue in New York, while the gains realized in the first and third quarters of 2002 related to the sale of 50% interests in the Exchange Tower in Toronto and Bankers Hall in Calgary, respectively.

Development and residential income increased in the fourth quarter of 2003 compared with previous quarters in 2003 and 2002 due to the continued strength of the North American housing markets. Interest and other income increased in each quarter in 2003 compared with 2002 as a result of interest earned on the subordinated note receivable extended to Brookfield Homes at the time of distribution on January 6, 2003, as well as the reinvestment of the proceeds of the company’s preferred share issuances in the last three quarters of 2003.

Interest expense decreased in both the fourth quarter of 2003 and the fourth quarter of 2002 with the sale of partial interests in the company’s properties. Administrative and development expenses remain consistent with prior quarters, while interest of others in properties decreased in each quarter in 2003 compared with 2002 due to the increase in ownership in the company’s New York and Boston assets to 99.4% and in the company’s significant Canadian operating subsidiary to 89%. Taxes and other non-cash items as well as net income increased in the fourth quarter of 2003 due to the gain on the sale of 49% interest in 245 Park Avenue.

ANNUAL REPORT 2003 p.35

The 2002 results by quarter are as follows:

(Millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Total revenue and gains	$345	$322	$315	$390	$1,372

Net operating income
Commercial property operations
Operating income from current properties	$134	$139	$135	$144	$552
Operating income from properties sold	16	13	11	8	48
Lease termination income and gains	40	—	20	—	60

Total commercial property operations	190	152	166	152	660

Development and residential income	6	7	7	2	22
Interest and other	10	12	15	11	48

	206	171	188	165	730

Expenses
Interest	73	72	71	68	284
Administrative and development	11	12	10	9	42
Interests of others in properties	10	5	8	7	30

Income before non-cash items	112	82	99	81	374

Depreciation and amortization	19	19	20	22	80
Taxes and other non-cash items	21	12	16	9	58

Net income from continuing operations	72	51	63	50	236

Net income from discontinued operations	8	9	11	16	44

Net income	$80	$60	$74	$66	$280

Funds from operations per share – diluted
Prior to lease termination income and gains	$0.45	$0.47	$0.48	$0.47	$1.87
Lease termination income and gains	0.21	—	0.10	—	0.31
Discontinued operations	0.08	0.10	0.11	0.16	0.45

	$0.74	$0.57	$0.69	$0.63	$2.63

Net income per share – diluted
Prior to lease termination income and gains	$0.25	$0.28	$0.27	$0.29	$1.09
Lease termination income and gains	0.17	—	0.08	—	0.25
Discontinued operations	0.05	0.05	0.07	0.10	0.27

	$0.47	$0.33	$0.42	$0.39	$1.61

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

p.36 BROOKFIELD PROPERTIES

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2004 may not provide the same level of increases in rental rates on renewal as compared to 2003. The company is, however, substantially protected against these short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

FORWARD-LOOKING STATEMENTS

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company believes that signs of tenants making longer-term decisions will contribute to a stronger leasing market going forward as the economy improves. The company remains focused on delivering on performance targets and creating shareholder value. With a strong balance sheet, significant financial flexibility, a solid growth strategy and a dedicated team, Brookfield is well positioned to continue to deliver on its commitments to shareholders.

Craig J. Laurie
Senior Vice President and Chief Financial Officer